In connection with the Form SBSE-A/A for HSBC Bank USA, NA ("HBUS"), the following changes were made:

Schedule A of Form SBSE-A:

1) Updated to include the addition of new Principals, Deborah Parker Bailey and Alice Davey Schroeder.
2) Corrected the spelling of Alfred Traboulsi's last name from "Traboulso" to "Traboulsi".
3) Updated Dae Youn Choi's record to remove the CRD number.